January 27, 2006

VIA COURIER

Mary Beth Breslin
Special Counsel

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. - Amendment No. 5 to Form SB-2 filed December 12, 2005
File No.333-127143

Dear Ms. Breslin:

This letter accompanies our Form SB-2, Amendment No. 5. If you recall, our request for acceleration was not received in sufficient time in December 2005 and our financial statements went stale. The only revisions in the document relate to the inclusion of our updated financial statements For ease of reference, we have redlined the changes.

We have also included an updated auditors consent.

In addition to the changes indicated above, we have revised some minor typographical mistakes throughout the document.

Sincerely,

GLOBAL ELECTRONIC RECOVERY CORP.

BY:

/s/ David O'Neill________________
David O'Neill
President

cc: Adelaja Heyliger
Kevin Kuhar
Jay Webb